UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **June 30, 2008**

LEGG MASON, INC.

(Exact name of registrant as specified in its charter)

Maryland	**1-8529**	**52-1200960**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)
100 Light Street, Baltimore, Maryland		**21202**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(410) 539-0000**

Not Applicable

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

(a)   On June 30, 2008, Legg Mason, Inc. and its wholly owned subsidiary, LM Capital Support V, LLC (together with Legg Mason, Inc., the "Company"), entered into two capital support agreements ("CSAs") with the Western Asset Money Market Fund (the "Fund") and one CSA with the Legg Mason Global Funds plc for the Western Asset US Money Market Fund (the "MMF"). The Fund and the MMF are money market funds managed by a subsidiary of the Company. Each CSA requires the Company to make capital contributions to the fund that is a party thereto upon the fund realizing a loss on the disposition or restructuring of specific underlying securities issued by Structured Investment Vehicles or other similar conduits ("SIVs"). One CSA with the Fund commits the Company to make up to $125 million in contributions related to the Fund's investment in $320 million in securities issued by Axon Financial Funding LLC ("Axon"), and the other commits the Company to make up to $55 million in contributions related to the Fund's investment in $91 million in securities issued by Issuer Entity LLC (successor to Ottimo Funding Ltd.) ("Ottimo"). The CSA with the MMF commits the Company to make up to $20 million in contributions related to the MMF's investment in $46 million in securities issued by Ottimo. Under the CSAs with the Fund, if the Fund holds any of the underlying securities, or holds securities into which the underlying securities have been restructured, on the business day preceding March 31, 2009, the Fund is required to sell those securities and the Company will make capital contributions under the applicable CSA to cover any resulting loss up to the maximum contribution amount under the CSA. Under the CSA with the MMF, the Company will contribute the maximum contribution amount if the MMF holds the underlying securities on the business day before June 30, 2009. The CSAs may be terminated without any capital contributions being made thereunder before their nine-month terms (12-month term in the case of the CSA with the MMF) expire in certain circumstances, including if the underlying securities are sold from the applicable fund or restructured into securities that are rated one of the two highest short-term categories by two requisite rating agencies without incurring a loss.

The Company has provided an aggregate of $180 million in collateral to the Fund and $20 million in collateral to the MMF to secure its obligations under the three CSAs. Each CSA is supported by collateral equal to the maximum contribution amount under the agreement. As of the date the CSAs were issued, the Company has established derivative liabilities for the fair value of its obligations to make capital contributions to the funds thereunder. The amount of these liabilities will increase or decrease if the Company's obligations under the CSAs fluctuate based on the fair value of the underlying securities. As a result of the CSAs, the Company estimates that it will incur an aggregate charge to its earnings of $123.2 million ($76.0 million net of taxes, or $0.54 per diluted share) for the quarter ended June 30, 2008.

The foregoing description of the CSAs does not purport to be complete and is qualified in its entirety by reference to the CSA documents, which are filed as exhibits hereto and incorporated herein by reference.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

(b)   As discussed in Item 1.01 above and Item 8.01 below, which disclosure is incorporated herein by reference, the Company has entered into five CSAs with the Money Market Funds (as defined below). The maximum future amount that the Company could be required to pay under all five of the CSAs would be the $240 million aggregate maximum contribution amount.

Item 8.01   Other Events.

In addition to the three CSAs discussed in Item 1.01 above, the Company entered into two additional CSAs on June 30, 2008, one each with the Fund and a US institutional money market fund managed by a Company subsidiary (the "US Fund" and, together with the Fund and the MMF, the "Money Market Funds"). Each of the two additional CSAs requires the Company to make up to $20 million in capital contributions to the fund that is party thereto upon the fund realizing a loss on the disposition or restructuring of specific underlying securities issued by SIVs. The securities underlying the additional CSA with the Fund are $41 million in securities issued by Cheyne Finance, LLC, and the securities underlying the CSA with the US Fund are $50 million in securities issued by Axon. Under the terms of the CSAs, if either fund holds any of the underlying securities, or holds securities into which the underlying securities have been restructured, on the business day preceding March 31, 2009, the fund is required to sell those securities and the Company will make capital contributions under the applicable CSA to cover any resulting loss up to the maximum contribution amount under the CSA. The CSAs may be terminated without any capital contributions being made thereunder before their nine-month terms expire in certain circumstances, including if the applicable underlying securities are sold from the fund or restructured into securities that are rated one of the two highest short-term categories by two requisite rating agencies without incurring a loss.

The Company has provided $20 million in collateral to each of the Fund and the US Fund to secure its obligations under each of the two additional CSAs. As of the date the additional CSAs were issued, the Company has established derivative liabilities for the fair value of its obligations to make capital contributions to the funds thereunder. The amount of these liabilities will increase or decrease if the Company's obligations under the CSAs fluctuate based on the fair value of the underlying securities. As a result of all five of the CSAs issued by the Company on June 30, 2008 (including the CSAs discussed in Item 1.01), the Company estimates that it will incur an aggregate $146.0 million charge to its earnings ($90.1 million net of taxes, or $0.64 per diluted share) for the quarter ended June 30, 2008.

As of June 27, 2008, the Company's liquidity business had approximately $179.7 billion of assets under management. Of this amount, investments by money market funds in Structured Investment Vehicles and other similar conduits represented approximately 2.4%*, of which approximately 0.4% represented investments in bank-sponsored Structured Investment Vehicles. As discussed in the Company's earlier filings, the Company has previously taken steps to provide support for investments in SIV-issued securities by money market funds managed by a Company subsidiary. Attached hereto as Exhibit 99.1 and incorporated herein by reference is a press release discussing the Capital Support Agreements and summarizing the Company's estimated charge to earnings during the quarter ended June 30, 2008 resulting from all of the support arrangements provided to date. Attached hereto as Exhibit 99.2 and incorporated herein by reference is a schedule summarizing the Company's expected charges to earnings for the quarter ended June 30, 2008 and cumulatively for all periods resulting from each form of support the Company has provided to date.

* Includes $684 million par amount of securities issued by other similar conduits as successors to SIVs. Percentages are calculated using the par amount of SIV and other similar conduit securities, rather than market values.

Item 9.01   Financial Statements and Exhibits.

    (d)   Exhibits

Exhibit No.   Subject Matter

10.1 $125 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Money Market Fund, filed herewith

10.2 $55 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Money Market Fund, filed herewith

10.3 $20 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Legg Mason Global Funds plc, filed herewith

99.1   Press Release of Legg Mason, Inc. dated June 30, 2008, filed herewith

99.2   Schedule of Quarter Ended June 30, 2008 and Cumulative Earnings Impact of Money Market Fund Support, filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGG MASON, INC.
(Registrant)

Date: June 30, 2008   By: <u>/s/ Thomas P. Lemke</u>
                                             Thomas P. Lemke
                                             Senior Vice President and General
                                             Counsel

LEGG MASON, INC.

EXHIBIT INDEX

Exhibit No.   Subject Matter

10.1 $125 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Money Market Fund, filed herewith

10.2 $55 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Western Asset Money Market Fund, filed herewith

10.3 $20 million Capital Support Agreement dated June 30, 2008 among Legg Mason, Inc., LM Capital Support V, LLC and the Legg Mason Global Funds plc, filed herewith

99.1   Press Release of Legg Mason, Inc. dated June 30, 2008, filed herewith

99.2   Schedule of Quarter Ended June 30, 2008 and Cumulative Earnings Impact of Money Market Fund Support, filed herewith